The following letter supplements information contained in the Proxy Statement, dated March 28, 2014, for Home Properties, Inc.'s Annual Meeting of Stockholders to be held on April 29, 2014. Home Properties is communicating the information below to its Stockholders commencing on April 21, 2014.

April 21, 2014

Dear Stockholder:

By now, you should have received our Notice of Annual Meeting of Stockholders and Proxy Statement for the 2014 Annual Meeting of Stockholders. You also can view our Proxy Statement at: www.homeproperties.com/Investors.

We are writing to ask for your support at the Annual Meeting by voting in accordance with the recommendations of our Board of Directors for all of the proposals. Particularly, we are requesting your support on Proposal 2, Advisory Vote to Approve the Company's Executive Compensation (the "Say-on-Pay" proposal).

We are pleased to report that we have received a positive recommendation for our Say-on-Pay proposal and all our other proxy proposals from Glass Lewis. Institutional Shareholder Services recommends a vote for all of the proposals except for Say-on-Pay. This divergence in recommendations, and some of the analyses contained within the reports, lead us to believe that we need to more clearly demonstrate that our executive compensation programs are designed to, and truly do, pay for performance.

The structure of the compensation programs for our named executive officers has not changed over the last two years and has historically enjoyed the support of both proxy advisory firms as well as our Stockholders. The 2013 Say-on-Pay proposal was approved by 99% of the votes cast, with the 2012 Say-on-Pay proposal achieving a positive vote of 97% of the votes cast.

Our Compensation Committee annually reviews all of the Company's compensation programs and benchmarks to its peers. The Committee works with its independent compensation consultant to insure that all programs have rigorous performance metrics, are aligned to market practices, and fully support pay for performance.

- The Compensation Committee and the Board **proactively** increased the rigor of the performance goals under the long-term equity plan for the 2014-2016 performance period as described later in this letter. Unlike many other programs, executives now only earn awards at Target to the extent they outperform, not just at the 50th percentile or on par with the relative index.

- At their February 2014 meeting, the Committee committed to modify annual cash incentive plan metrics to eliminate the opportunity for executives to earn compensation at Target for any level of relative underperformance.

The three primary elements of our executive compensation programs are base salary, annual cash incentive awards and long-term equity incentive awards. The breakdown of these three components is shown below.

CEO Compensation



Base Salary

Our Chief Executive Officer's base salary represents only 19% of his total compensation. This is consistent with the Compensation Committee's belief that the proportion of an individual's compensation that varies with Company performance should increase as business responsibilities increase. **The base salary of our CEO has not increased during the past seven years and is below the peer median.**

Annual Cash Incentive Plan ("Bonus Plan")

The Bonus Plan consists of three components:

Goals	Weighting
1. Financial	60%
2. Management Effectiveness	20%
3. Individual	20%

It is a one-year plan based on operating, team and individual performance and cash bonus amounts are lockstep with critical performance metrics. **Consistent with market and peer practices, the plan does not include Total Stockholder Return ("TSR").** TSR is the performance metric for our long-term equity incentive plan, which is a standard market practice.

Financial Goals. These are established by the Compensation Committee and the Board of Directors annually based on the Company's budget for that year and as disclosed in guidance. Threshold, Target and Maximum levels of performance are established with the Target level set at the Company's budgeted and disclosed expectations for the two metrics that are equally weighted in the Financial Goal component: Operating Funds from Operations ("OFFO") per share growth and Relative Same-Store Net Operating Income ("NOI") growth. FFO and NOI are standard measures used in the real estate industry to value performance. Operating FFO, as defined by the Company, is FFO adjusted to exclude costs associated with the acquisition of real estate. NOI is property revenues minus operating and maintenance expenses.

For 2013 performance, the Company achieved the Target level for the Relative NOI Growth Metric and slightly (1.7 cents per share) below Target for the OFFO per share metric. However, it is important to note that certain initiatives were undertaken to improve the Company's balance sheet in 2013 that were not originally contemplated when the OFFO performance level was established. Excluding the five cents per share of dilution associated with those initiatives, **the achievement level for OFFO would have exceeded Target by 3.3 cents per share**. If the Company had not completed a 4,427,500 share ($267.6 million) equity offering, with proceeds used to pay down debt and delever, OFFO per share would have scored between Target and Maximum. The equity offering played an integral part in the Company's ability to secure an initial investment grade rating of Baa2 from Moody's Investors Services, which, we believe, provides additional financial flexibility and reduced capital costs which are in the long-term best interest of the Company and its Stockholders.

Management Effectiveness Goals. As described in the Proxy Statement on page 23, Management Effectiveness Goals are approved annually by the Compensation Committee and the Board. **For 2013, the executive team earned just below Target with respect to those collective organizational goals.**

Individual Goals. Similarly, Individual Goals are established for each member of the executive team**, including the CEO, who earned a bonus for achievement of his individual goals for 2013 at between the Target and Maximum levels**. The Compensation Committee and the Board believe that this was appropriate in light of the significant improvements to the balance sheet that were accomplished in 2013 under the CEO's leadership and the significant effort involved in successfully securing the Moody's rating. The improved debt and credit metrics achieved during 2013 are summarized below.

Key Debt and Credit Metric Improvements

	2012	**2013**
Total Debt / Total Value[1]	45.2%	38.5%
Total Secured Debt/Total Value[1]	35.0%	28.4%
Net Debt / EBITDA	7.2x	6.1x
Interest Coverage Ratio	3.0x	3.5x
Fixed Charge Coverage Ratio	2.9x	3.3x
% of Unencumbered Pool to Total Value[1]	37.5%	47.8%

[1] As calculated under the terms of the Company's line of credit facility.

The Board deemed it appropriate to reward the CEO for these achievements, which they expect will have a significant positive long-term impact on the Company and its Stockholders. **The level achieved for the three goals combined produced a bonus payout for the CEO only slightly above Target**.

The chart below illustrates that the link between Company performance and CEO annual incentive compensation is strongly aligned with our pay for performance compensation philosophy.



- For 2012, the **Company achieved its highest OFFO growth and second highest Same-Store NOI growth** in its 19-year history, which produced a payout for the CEO annual incentive close to Maximum.

- For 2013, the **Company achieved operating performance equal to its most recent 10-year average**, which produced a payout for the CEO annual incentive at approximately Target.

- **During the period presented, the Company produced Same-Store NOI results above the multifamily peer group average.**

Long-Term Performance Equity Incentive Awards

Long-term equity awards were first granted to the Company's executives under the Company's new Performance-Based Equity Plan in 2012. Under that plan, 25% of award value is time or service-based and 75% of the award value is based on performance over rolling three-year periods based on the following measures:

> Absolute – Total Stockholder Return (50% weighting)
> Relative – NAREIT All Equity REIT Total Stockholder Return Index (25% weighting)
> Relative – NAREIT Apartment Total Stockholder Return Index (25% weighting)

The pay-out under the performance-based portion of this plan is based solely on Total Stockholder Return. The performance levels and goals for each of the measures are established annually for Threshold, Target and Maximum. One of the proxy advisory firms commented that the performance goals do not appear rigorous. However, in 2013, the Compensation Committee reviewed a rigorous back-testing analysis on the expected results for the Performance-Based Equity Plan prepared by their compensation consultant. Based on actual performance for both the absolute and relative measures for the ten three-year periods between 2002 and 2013, **the plan would have produced an average earn-out at approximately 84% of Target even though the absolute TSR over that period was a healthy 10%.**

For approved grants actually made for the performance periods 2012-2014 and 2013-2015, which are the first two grants under the Performance-Based Equity Plan, the results through December 31, 2013 are tracking well below Target at 37.6% of Target for the 2012-2014 period and 21.7% of Target for the 2013-2015 period. In both grant periods, two of the three goals are tracking below Threshold, reflecting underperformance on TSR. The third goal, tracking at Maximum and Target for the respective periods, reflects the Company's stronger relative TSR performance compared to the apartment peer sector. **The chart below clearly illustrates the strong alignment of pay and performance.**

Status of CEO Performance-Based Equity Grant ("PBG")

Weighting		2012-2014		2013-2015	
		PBG Tracking	$ Value ($000's)	PBG Tracking	$ Value ($000's)
Absolute TSR (50%)		< Threshold	$ 0	< Threshold	$ 0
Relative TSR – Equity REITs (25%)		< Threshold	0	< Threshold	0
Relative TSR – Apartment REITs (25%)		Maximum	544	Target	313
		Total	$ 544	Total	$ 313
Target Value at 350% of base salary as reported			$ 1,444		$ 1,444
% of Target Value based on current tracking at 12/31/2013			**37.6%**		**21.7%**



The Company, the Compensation Committee and the Board believe that the information provided above demonstrates that the program's goals are rigorous, that the Performance-Based Equity Plan is working as designed and that the Plan is consistent with, or more challenging than, plans implemented by the Company's peers.

In addition, the Compensation Committee and the Board **proactively** increased the rigor of the performance goals for the 2014-2016 performance period as disclosed in the Proxy Statement on pages 27 and 28. **The Target level is now set at 50 basis points over the index returns and the performance necessary to achieve Maximum earn-out has been doubled from 250 basis points over the index returns to 500 basis points over the index returns.**

Strong Corporate Governance.

We ask that you also consider the Company's many strong governance practices. **Home Properties was ranked the 2nd best multifamily REIT and ranked 8th out of 83 REITs as reported by Green Street Advisors in their "Executive Compensation and Corporate Governance" annual report published May 2013.** Home best governance practices that align with stockholders' interests include:

- All Board members are elected annually
- 83% of Board members are independent
- Separate Chairman and CEO roles
- Rigorous executive and director stock ownership guidelines
- No Stockholder Rights Plan
- Double-trigger Change in Control Plan

- No excise tax payments on Change in Control
- Anti-hedging policy
- No related party transactions involving board members or the senior management team
- Bonus claw-back policy
- No executive perquisites

We invite you to read the Proxy Statement for more information regarding our executive compensation programs.

The Board of Directors has unanimously recommended a vote "FOR" Proposal 2, Advisory Vote to Approve the Company's Executive Compensation. We sincerely ask for your support of the Board's recommendation.

We welcome the opportunity to speak with you. If you have any questions, please direct them to Ann McCormick, Executive Vice President and General Counsel, at (585) 246-4105.

Solicitation of Proxies

In addition to the information included on page 59 of the Proxy Statement, please be advised that the Company intends to use the services of MacKenzie Partners, Inc. in soliciting proxies and expects to pay an amount not to exceed $20,000 for such services.